Exhibit 99.6

Océ Business Services to acquire CaseData Inc., E-Discovery and Litigation Support Pioneer

Transaction advances Océ position as a leader in document process management

Venlo, The Netherlands; New York, NY – October 6, 2006 – Océ N.V., (NASDAQ: OCENY), a global leader in digital document management and solutions, today announced that its US division Océ Business Services and CaseData, Inc., a leading provider of electronic discovery and litigation support services to US law firms and corporations, have entered into a definitive agreement for Océ Business Services, Inc. to acquire all activities of CaseData.

The transaction will expand the range of Océ Business Services’ document process management business, and give CaseData clients access to Océ’s comprehensive portfolio of products and services. CaseData is ranked in the top five E-discovery service providers on the basis of experience and capacity. Financial details of the transaction are not being disclosed.

CaseData is a privately owned company of approximately $14 million annualized revenue with nearly 200 employees. In addition to its Salt Lake City, Utah headquarters, CaseData has significant coding and quality control operations in the Philippines. CaseData’s technology and world-class services have been used by many leading US law firms and Fortune 500 corporations in some of today’s highest profile legal cases.

Océ N.V. considers the business services market to be a key growth market. E-discovery is one of the fastest growing segments within business services, and is projected to reach $2.4 billion in US revenues in 2007, with annualized growth of nearly 40%. E-discovery is the process attorneys use to obtain digitally stored evidence in response to internal, litigation or regulatory requests. E-discovery primary functions consist of data collection, processing, review, analysis and production of relevant data from electronic or paper documents, including email. With the addition of CaseData, Océ Business Services becomes a leading participant in both document process management and E-discovery markets, which together are projected to surpass $10 billion in 2007 based on estimates by analysts InfoTrends/Cap Ventures and Socha-Gelbmann.

On an annualized basis, the worldwide revenue of business services activities at Océ amount to $500 million, 13% of the company’s total annual revenue. In the US, Océ Business Services employs 5,300 people.

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ information for investors on Internet: investor.oce.com

“This acquisition fully supports Océ’s strategic goals to increase growth, strengthen leading positions in key markets and expand its position in document process management,” said Jan Dix, President and CEO Océ-USA Holding, Inc. and member of the Board of Executive Directors Océ N.V. “CaseData’s technology, high volume processing operations, and legal process know-how combined with Océ document domain expertise, global scale and resources will enable the combined company to deliver unprecedented value to clients by providing more complete value-added solutions that address a wider range of needs.”

“Our clients increasingly view records management, compliance, E-discovery and litigation support as strategic, interdependent business processes,” said Joseph R. Marciano, President and CEO of Océ Business Services. “With CaseData, we’ll deliver a compelling opportunity for clients to streamline management of these key processes, improve effectiveness, and reduce cost and risk. Our combined service portfolio will enable us to serve more clients in more ways.”

Océ Business Services will establish a new Records, Compliance and Legal Solutions division that combines its imaging and records management services with the CaseData suite of electronic and paper discovery, web data review and data forensics services. Law firms and corporations will benefit from an integrated, single-sourced solution that spans the entire records and discovery management lifecycle and enables them to effectively address records, compliance and document-intensive litigation requirements.

“Océ Business Services and CaseData will make a powerful combination,” said Douglas M. Bean, Vice President and General Manager of the new Records, Compliance and Legal Solutions division. “In joining OBS, we become part of an industry leader, a company with a history and culture of outstanding client service, and a great future. I believe this transaction is in the best interests of our employees, clients, partners and suppliers.”

About Océ Business Services

Océ Business Services, Inc. is one of the world’s leading providers of document process management services, equipment and software solutions for the office and public sector markets. The company integrates advanced technology, people and processes to manage business document assets throughout their lifecycle. Océ outsourcing solutions span copy and print, document needs assessment, fleet management, mail distribution and fulfillment, imaging and records management, office services and business performance management. About 5,300 professionals serve our clients in North America. Océ advanced solutions help enterprises increase document process efficiency and effectiveness, gain flexibility, reduce costs and contribute to improved business performance.

For more information, visit www.ocesolutions.com.

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ information for investors on Internet: investor.oce.com

About Océ

Océ N.V. (NASDAQ:OCENY), with a workforce of around 24,000 people in nearly 100 countries and pro forma annualized revenues of nearly Euro 3.2 billion, maintains research and manufacturing centers in the Netherlands, the United States, Canada, Germany, France, Belgium, the Czech Republic, and Romania. Océ’s North American headquarters is located in Chicago with major business units in Trumbull, CT; Chicago; New York City; Boca Raton, FL; Salt Lake City; Coventry, RI; and Vancouver, BC. North American revenues were $1.7 billion for fiscal 2005 (pro forma), and employment is currently 11,000.

For more information about Océ, visit www.oce.com. Inside the U.S., consult www.oceusa.com.

Océ N.V.

October 6, 2006

For further information on Océ N.V.:

Investor Relations: Pierre Vincent	Press: Luuk Bruning
Senior Vice President Investor Relations	Manager Organisation Communication
Telephone # 31 77 359 2240	Telephone # 31 77 359 4580
E-mail investor@oce.com	E-mail luuk.bruning@oce.com

Note to Editors:

Trademarks and registered trademarks contained herein remain the property of their respective owners.

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ information for investors on Internet: investor.oce.com

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects’, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ [and some of which are beyond Océ’s control]. When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this release or other filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to pages 69 to 74 of the 2005 annual report, Océ’s 2005 Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ information for investors on Internet: investor.oce.com